UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

THE BRAINY BRANDS COMPANY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

10503G105

(CUSIP Number)

John Benfield
c/o The Brainy Brands Company, Inc.
460 Brogdon Road, Suite 400
Suwanee, GA 30024
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 11, 2011
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10503G105

1.           Names of Reporting Persons

John Benfield

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.           SEC Use Only

4.           Source of Funds (See Instructions)

oo

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

United States

Number of Shares Bene-	7.	Sole Voting Power 2,499,998
ficially Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 2,499,998
	10.	Shared Dispositive Power 0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,499,998

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      □

13.            Percent of Class Represented by Amount in Row (11)

7.6% (1)

14.           Type of Reporting Person (See Instructions)

IN
(1)	Represents the percentage ownership based on 32,699,992 shares of common stock of The Brainy Brands Company, Inc. outstanding as of May 9, 2011.

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.001 par value, of The Brainy Brands Company, Inc., a Delaware corporation (the “Issuer”). The principal office of the Issuer is located at 460 Brogdon Road, Suite 400, Suwanee, GA 30024.

Item 2.	Identity and Background

(a)	This statement is being filed by Mr. John Benfield (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o The Brainy Brands Company, Inc., 460 Brogdon Road, Suite 400, Suwanee, GA 30024.

(c)	The Reporting Person is the Chief Executive Officer of the Issuer. The Issuer’s principal business address is 460 Brogdon Road, Suite 400, Suwanee, GA 30024.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 24, 2010, pursuant to a share exchange agreement (the “Exchange Agreement”), among the Issuer, Brainy Acquisitions, Inc. (“Brainy Acquisitions”), and the shareholders of Brainy Acquisitions, the Reporting Person was issued 2,499,998 shares of common sock of the Issuer in exchange for 13.33 shares of common stock of Brainy Acquisitions. Pursuant to the Exchange Agreement, the Issuer issued 18,749,985 shares of common stock to the shareholders of Brainy Acquisitions, representing approximately 57.3% of the Issuer’s aggregate issued and outstanding common stock following the closing of the Exchange Agreement, in exchange for all of the issued and outstanding capital stock of Brainy Acquisitions.

Item 4.	Purpose of Transaction

The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

Since the closing of the Exchange Agreement, the Issuer’s principal focus has changed from planning to grow vegetables and other crops in the former Soviet Republic of Georgia to developing and selling children’s educational videos, toys, books, games and puzzles aimed at early development for preschoolers..

In connection with the Exchange Agreement, the Issuer’s directors resigned, and John Benfield, Dennis Fedoruk, Tony Erwin, and Derek Schwerzler were elected the directors of the Issuer.

In connection with the Exchange Agreement, the Issuer changed its name from Enter Corp. to The Brainy Brands Company, Inc.

On April 18, 2011, in connection with the sale of convertible notes by the Company in the aggregate principal amount of $750,000 to accredited investors (the “Subscribers”), and pursuant to a pledge and escrow agreement among the Issuer, the shareholders of the Issuer identified on Schedule A thereto, and Grushko & Mittman, P.C, the Reporting Person placed his 2,499,998 shares in escrow. The Reporting Person’s shares will be returned to the Reporting Person if the Issuer achieves the Revenue Target set forth therein, or released to the Subscribers in the proportion that the Issuer fails to achieve the Revenue Target.

The Reporting Person’s shares are subject to a lock-up agreement, dated April 18, 2011 which will terminate not later than May 2013.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 2,499,998 shares of the Issuer’s common stock, which represents approximately 7.6% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 2,499,998 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,499,998 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described under Item 4, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

10.1
Share Exchange Agreement, dated November 24, 2010, among the Issuer, Brainy Acquisitions, and the shareholders of Brainy Acquisitions (filed as exhibit to 8-K filed on November 24, 2010 and incorporated herein by reference)

10.2
Pledge and Escrow Agreement, dated April 18, 2011, among the Issuer, the shareholders identified on Schedule A thereto, and Grushko & Mittman, P.C. (filed as exhibit to 8-K filed on April 22, 2011 and incorporated herein by reference)

10.3	Lock-Up Agreement, dated April 18, 2011, between John Benfield and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2011	By:	/s/ John Benfield
Name: John Benfield